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[PETROCHINA LOGO]

PRESS RELEASE

                                            (PETROCHINA COMPANY LIMITED
                                            IN CHINESE CHARACTER)
                                            PETROCHINA COMPANY LIMITED
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                                            World Tower, 16 Ande Road, Dongcheng
            100011                          District Beijing,100011,P.R.China
            86-10-84886034; 84886037        TEL:86-10-84886034;84886037
            86-10-84886039                  FAX:86-10-84886039



                   PETROCHINA SEES KEY OPERATIONAL INDICATORS
                    AT RECORD LEVEL IN THE FIRST HALF OF 2005

15 July 2005, Beijing - PetroChina Company Limited ("PetroChina" or the "Company", SEHK: 0857; NYSE: PTR) announced today that it recorded rapid growth with improved operational indicators in the first half of 2005, as it boosted production and optimized operations while leveraging the opportunity of rising oil prices and solid domestic demand.

In the first half of 2005, the Company tapped further into its old oilfields and boosted capacity at the newly established oilfields. By enhancing production at oil blocks in the western China region and east China shallow water area, the Company achieved its half-year crude oil production target. During the first six months, the Company's crude oil output reached 396 million barrels, increasing by 8.10 million barrels or 2.1 percent over the same period last year.

To ensure safe and stable natural gas supply to its customers, the Company also accelerated the pace of production capacity expansion and enhanced operation management in the first half of 2005. It produced marketable natural gas of
506.3 billion cubic feet in the first six months of 2005, increasing by 96 billion cubic feet, or 23.4 percent, over the same period of 2004. The

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Company further gained natural gas market shares, as the business sector maintained its growth momentum.

During the first six months of 2005, the Company boosted investment in and rationalized the operations of oil and gas exploration, making breakthroughs in exploring the Jidong shallow water area of Bohai Bay Basin. It also made significant progress in exploring the Jiyuan-Xifeng Acreage of Ordos Basin, the Daqing Xujiaweizi Acreage of Songliao Basin, the Central Sichuan, and Tazhong Acreage of Tarim Basin. These achievements helped the Company lay a solid foundation for securing sustainable and steady growth in oil and gas output.

The Company's refining business encountered such adverse factors as rising crude oil prices in the first half of this year. By optimizing resource allocation and production management, the Company achieved steady growth in refining production, and saw improvement in key technical indicators. The Company processed 378.9 million barrels of crude oil, increasing by 26.20 million barrels, or 7.4 percent, over the first half of 2004. The Company produced gasoline of 10.72 million tons and diesel of 21.646 million tons, representing an increase of 2.3 percent and 11.9 percent, respectively, from the same period last year. The Company improved such operational indicators as composite commodity rate, yield of light oil, and diesel/gasoline ratio. It also further lowered processing loss rate, composite energy consumption and unit cash processing cost.

The Company further strengthened its marketing efforts in the first half of 2005, with sales


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network for its refined products spanning to key regional markets and major metropolitans. By the end of June, the Company's service stations reached 17,215, representing an increase of 538 stations or 3.2 percent from a year ago.

During the first half of 2005, the Company seized market opportunities for its chemical business and optimized resources allocation to enable its facilities to run at their full capacity. By adapting to market changes and increasing products with high profit margin, the Company saw the output of its major chemical products, including ethylene, at a record half year level. In the first six months of this year, the Company produced 941,000 tons of ethylene, 142,000 tons of synthetic rubber, and 1.311 million tons of synthetic resin, representing an increase of 2%, 6.8% and 1%, respectively, from the same period of 2004. The Company improved significantly technical indicators for chemical operations, including ethylene yield, processing loss rate of ethylene, special resin material percentage and differentiation rate.

The Company made rapid progress in its key pipeline projects in the first half of 2005. The Second Shaanxi-Beijing Pipeline was put into operation on 1st July, three months ahead of schedule. This 931-kilometer gas pipeline with a designed annual capacity of 12 billion cubic meters will lift significantly the capacity of supplying natural gas to Beijing and the northern China region. By the end of May 2005, the Company also completed ahead of schedule the construction of the Hunan Xiangtan branch of the Zhongxian-Wuhan Pipeline. With the full operation of the Zhongxian-Wuhan Pipeline, which comprises of one trunk and three branches, the Company is able to pump natural gas from China's Sichuan and Chongqing areas to Hunan




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area. In addition, the Company made smooth progress in building auxiliary facilities for the West-East Pipeline, aiming to boost its natural gas transmission volume. The construction of gas compressor stations and gas storages proceeded as scheduled.

In a bid to provide a new platform for the growth of its overseas business, the Company announced on 10th June, 2005 that it will acquire certain overseas assets from its parent China National Petroleum Corporation (CNPC). The transactions will boost the size of the Company's overseas business, increase the scope and potential of its overseas oil and natural gas resources and enhance corporate value in the long run.

Looking into the second half of this year, PetroChina expects the overall favorable business environment to remain, although unforeseeable and uncertain factors may need to be considered. The Company will track market changes closely and adjust its work plan in a timely manner. To ensure smooth and stable business operation, it will also enhance internal management and improve operational efficiency. The Company will make efforts to exceed its full year targets to pave the way for its long term business growth.

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Additional information on PetroChina is available at the Company's website:
http://www.petrochina.com.cn

Issued by PetroChina Company Limited.
For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010            Fax: (852) 2899 2390
Email: hko@petrochina.com.hk




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Distributed through Hill & Knowlton Asia Ltd. For enquiries, please contact:
Ms. Helen Lam             Fax: (852) 2576 3551
Tel: (852) 2894 6204 / 9277 7672     Email: helen.lam@hillandknowlton.com.hk

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